_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 30 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 100 Excerpt from script for KCPL employee information hotline bulletin issued on August 16, 1996.

     Exhibit 101    Press release issued by KCPL on August 16, 1996.

     Exhibit 102    Letter to KCPL employees issued August 16, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 16, 1996

                          EXHIBIT INDEX


Exhibit No.                       Description                       Page
__________     _________________________________________________    ____

Exhibit 100 Excerpt from script for KCPL employee information hotline bulletin issued on August 16, 1996.

Exhibit 101    Press release issued by KCPL on August 16, 1996.

Exhibit 102    Letter to KCPL employees issued August 16, 1996.

                                                                Exhibit 100

[Excerpt from script for KCPL employee information hotline bulletin issued on August 16]


     The special shareholders' meeting to vote on the KCPL/UtiliCorp merger is scheduled for 10 a.m. today at the Westin Crown Center. Although the vote will be taken today, it may be several weeks before the results are tabulated due to the fact that cards from both KCPL and Western must be counted.

     Prior to the closing of the polls at the special meeting, all proxy cards and ballots will be turned over to the independent inspector of election who, over the next several weeks, will tabulate the vote. It is anticipated that the preliminary tabulation will be provided to both KCPL and Western Resources by early- to mid-September and that the final tabulation will be certified a short time later. KCPL will publicly announce the final results once they are made available.

     Assuming that at least a majority of those shares voting at today's meeting vote in favor of the KCPL/UtiliCorp merger, the merger will still not be considered approved by KCPL shareholders unless and until the August 2, 1996, ruling of the U.S. District Court for the Western District of Missouri in the shareholder litigation is successfully appealed.

                            --------

                                                                Exhibit 101


FOR IMMEDIATE RELEASE

Media Contacts:                                   Investor Contact:
  Pam Levetzow                                      David Myers
  816 / 556-2926                                    816 / 556-2312
  Phyllis Desbien
  816 / 556-2903       Joele Frank / Dan Katcher
                       Abernathy MacGregor Scanlon
                       212 / 371-5999

         KCPL THANKS SHAREHOLDERS FOR THEIR SUPPORT
    ____________________________________________________

KANSAS CITY, MISSOURI (AUGUST 16, 1996) -- At today's Special Meeting of Shareholders, Kansas City Power & Light Company's chairman Drue Jennings thanked KCPL shareholders for their support and patience throughout this lengthy contested solicitation and expressed optimism about the outcome of the vote.

Prior to the closing of the polls at the Special Meeting of Shareholders, all proxy cards and ballots were turned over to the independent inspector of election, Corporation Trust Company, who, over the next several weeks, will tabulate the vote. It is expected that the preliminary tabulation will be provided to both sides sometime in September and that the final results will be certified a short time later. KCPL will publicly announce the final results once they are made available to them. Following the presentation of the preliminary vote to KCPL and Western Resources, both sides will have the opportunity to examine and challenge the proxy tabulation.

The KCPL Board has rejected Western's hostile exchange offer, and recommended that shareholders not tender their shares to Western. Although Western's hostile exchange offer currently has an expiration date of September 20, 1996, its offer is subject to various conditions, including numerous state and federal regulatory approvals which cannot be obtained by that date, and the approval of Western's own shareholders at a meeting which has not yet been scheduled. Accordingly, unless Western should determine to let its exchange offer terminate, it will be required to extend its offer from time to time for a substantial period of time. Therefore, there is no reason for KCPL shareholders to tender their shares.

Kansas City Power & Light Company (NYSE:KLT) provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

                            # # #

                                                                Exhibit 102



                                             August 16, 1996




To all KCPL employees:

As you are well aware, the vote on our merger with UtiliCorp was taken at the Special Meeting of Shareholders this morning. I want to thank all of you for your continued support and enthusiasm throughout this lengthy proxy solicitation process. Although the voting results won't be known for several weeks, I am optimistic about the outcome.

The vote will be tabulated over the next several weeks by Corporation Trust Company, the independent inspector of elections. We anticipate a preliminary tabulation to be provided to both sides sometime in September, and that the final results will be certified a short time later. We will publicly announce the final results once they are available to us.

In the meantime, I would caution all of you not to be surprised at any subsequent claims of victory by Western
Resources. Western's exchange offer to our shareholders doesn't expire until September 20, so its aggressive media campaign will undoubtedly continue.

Unless Western terminates its hostile exchange offer, it will be required to extend it from time to time for a substantial period of time as it won't be able to meet all conditions and approvals by September 20. Because of this, there is no reason for KCPL shareholders to tender their shares.

I appreciate your support in building a competitive and successful energy company that will be structured and motivated for our rapidly deregulated industry.

                              Sincerely,

                              /s/Drue Jennings
                              Drue Jennings